Exhibit 34.1.4

[Letterhead of Deloitte & Touche LLP]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To PHH Mortgage Corporation:

We have examined PHH Mortgage Corporation’s (the “Company”) compliance with the servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission’s Regulation AB for PHH Mortgage Corporation’s Regulation AB Platform (the “Platform”) described in the accompanying Management’s Report on Assessment of Compliance with Regulation AB Servicing Criteria as of and for the year ended December 31, 2006 excluding criteria 1122 (d)(1)(iii), (d)(3)(i)(C),(d)(4)(ii), and (d)(4)(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Management is responsible for the Company’s compliance with servicing criteria. Our responsibility is to express an opinion on the Company’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

As described in management’s assertion, for servicing criteria 1122 (d)(4)(vii) and (d)(4)(xi), the Company has engaged a vendor to perform certain activities required by this servicing criteria. The Company has determined that this vendor is not considered a “servicer” as defined in Item 1101(j) of Regulation AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to this vendor as permitted by Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Public Available Telephone Interpretations (“Interpretation 17.06”). As permitted by Interpretation 17.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendor’s activities comply in all material respects with the servicing criteria to this vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation

17.06 for the vendor and related criteria as described in its assertion, and we performed no procedures with respect to the Company’s determination of its eligibility to use Interpretation 17.06.

Our Examination disclosed the following material noncompliance with criteria applicable to the Company during the year ended December 31, 2006:

Standard	Description
1122(d)(1)(i)	The Company has not instituted policies and procedures to specifically monitor performance or other triggers or events of default stated in the transaction agreements
1122(d)(1)(iv)

During the months of July, August, and September, the Company’s minimum coverage requirement exceeded its $160 million fidelity bond by amounts ranging approximately $1.3 million. Effective September 27, 2006, the Company’s fidelity bond was increased to $170 million

1122(d)(3)(i)(A)	The Company did not maintain or provide one of the monthly reports stated in the transaction agreements during the year
1122(d)(3)(i)(D)	The Company did not perform procedures to agree the unpaid principal balance and number of loans serviced by the Company with that of the investors or trustees

In our opinion, except for the material noncompliance described in the preceding paragraph, the Company complied, in all material respects, with the aforementioned applicable servicing criteria for the PHH Mortgage Corporation’s Regulation AB Platform as of and for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

February 28, 2007

[Letterhead of PHH Mortgage]

REPORT ON ASSESSMENT OF COMPLIANCE WITH REGULATION AB SERVICING CRITERIA

PHH Mortgage Corporation (the “Asserting Party”) is responsible for assessing compliance as of December 31, 2006 and for the period from January 1, 2006 through December 31, 2006 (the “Reporting Period”) with the servicing criteria set forth in Section 229.1122(d) of the Code of Federal Regulations (the “CFR”), except for criteria set forth in Section 229.1122(d)(3)(i)(c), (d)(4)(ii), (d)(1)(iii) of the CFR, which the Asserting Party has concluded are not applicable to the servicing activities it performs with respect to the transaction covered by this report (the “Applicable Servicing Criteria”). The criteria set forth in Section 229.1122(d)(4)(vii) and (d)(4)(xi) of the CFR are performed by outsource providers on behalf of the Asserting Party; however, the Asserting Party has monitored the outsourcing of these criteria and assumes responsibility for compliance. The transactions covered by this report include all non-agency loan sale agreements executed after January 1, 2006 as well as all re-securitization transaction after January 1, 2006 for which the Asserting Party served as servicer (the “Platform”).

The Asserting Party has assessed its compliance with the Servicing Criteria as of December 31, 2006 and for the Reporting Period and has concluded that the Asserting Party has compiled, in all material respects, with the Servicing Criteria with respect to the Platform taken as a whole except for as discussed below:

Standard	Description
1122(d)(1)(i)	The Company has not instituted policies and procedures to specifically monitor performance or other triggers or events of default stated in the transaction agreements
1122(d)(1)(iv)

During the months of July, August, and September, the Company’s minimum coverage requirement exceeded its $160 million fidelity bond by amounts ranging approximately $1.3 million. Effective September 27, 2006, the Company’s fidelity bond was increased to $170 million

1122(d)(3)(i)(A)	The Company did not maintain or provide one of the monthly reports stated in the transaction agreements during the year
1122(d)(3)(i)(D)	The Company did not perform procedures to agree the unpaid principal balance and number of loans serviced by the Company with that of the investors or trustees

Deloitte & Touch, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Servicing Criteria for the Reporting Period as set forth in this assertion.

PHH Mortgage Corporation

Date: February 28, 2007

__/s/_Terence W. Edwards____________

Terence W. Edwards

President and Chief Executive Officer

__

__/s/_Mark Danahy___________________

Mark Danahy

Senior Vice President and Chief Financial Officer

__/s/ Martin L. Foster______________

Martin L. Foster

Senior Vice President – Loan Servicing